GERALD M. GORDON JEFFREY A. SILVER BRADLEY J. RICHARDSON JOSEPH S. KISTLER WILLIAM M. NOALL ERIC R. OLSEN	THOMAS H. FELL RICHARD L. GALIN KATHRYN GRAITGE NOALL BRIGID M. HIGGINS ERIKA PIKE TURNER GREGORY E. GARMAN	GORDON & SILVER, LTD. ATTORNEYS AT LAW NINTH FLOOR 3960 HOWARD HUGHES PARKWAY LAS VEGAS, NEVADA 89109-5978 (702) 796-5555 FAX (702) 369-2666 www.gordonsilver.com	STEVEN J. OSHINS OF COUNSEL SHAUNA B. ERHARD OF COUNSEL LAURA C. RODRIGUEZ OF COUNSEL CHRISTINE A. BRICKER OF COUNSEL (LICENSED ONLY IN OHIO)
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KRISTIN GENC MATTHEW C. ZIRZOW ELDA M. LUNA LOUIS V. CSOKA LEE I. IGLODY JOSEPH T. KOZLOWSKI	TALITHA B. GRAY JOEL Z. SCHWARZ LEIGH C. DAVIS KAREN L. HANKS KONRAD PILATOWICZ

May 19, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:    Riviera Holdings Corporation/Schedule 14A/Preliminary Proxy Materials

Ladies and Gentlemen:

Accompanying this letter are the preliminary proxy materials for the 2006 annual meeting of shareholders (“Annual Meeting”) of our client, Riviera Holdings Corporation (the “Company”). At the Annual Meeting, the Company’s shareholders will be asked to approve an Agreement and Plan of Merger; approve an adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies for approval of the Agreement and Plan of Merger; and elect the Company’s board of directors.

The Company has advised us that it remitted to the Securities and Exchange Commission, by wire transfer on May 16, 2006, $23,030 in payment of the filing fee for these proxy materials. Due to certain changes in the Company’s capitalization that occurred thereafter, however, the filing fee has been calculated as $22,994.

Subject to any comments you may have, the Company plans to release to its stockholders the definitive proxy materials for the Annual Meeting on June 1, 2006 or as soon thereafter as reasonably practicable. Prior to completion of the definitive proxy materials, the Company will fix the Annual Meeting date and will insert that date in the appropriate pages of the proxy materials where blanks now appear.

Please direct any comments or questions you may have to me by telephone at (702) 796-5555 or by fax at (702) 369-2666.

Thank you for your attention to this matter.

Very truly yours,

/s/ Richard L. Galin
Richard L. Galin

Attachments

cc (w/o attachments): Tullio J. Marchionne